Exhibit 17.2

RocketFuel Blockchain, Inc.

Board of Advisors Agreement

June 1, 2025

Bennett J. Yankowitz

280 South Beverly Dr., Suite 505

Beverly Hills, CA 90212

Re:	Terms of Membership on the Board of Advisors

Dear Ben:

RocketFuel Blockchain, Inc., a Nevada corporation (the “Company”), is pleased to confirm your appointment to the Company’s Board of Advisors, and wishes to set forth the terms of your membership.

1. Appointment and Acceptance; Term. You have been appointed by the Board of Directors of the Company to, and agree to serve as a member of, the Board of Advisors of the Company. You service shall immediately terminate on your death or resignation. Either you or the Company may terminate your membership on not less than 30 days’ written notice to the other.

2. Services.

(a) You agree to use your reasonable best efforts to provide the following services (the “Services”): (i) attend scheduled meetings of the Company’s Board of Advisors and (ii) from time to time advise management and the Board of Directors on strategy, tactics, planning and other topics and issues related to the operation of the Company. The Company acknowledges that you shall not be responsible for nor have any direct or indirect control or management function solely by reason of your serving on the Board of Advisors. No other person or entity may perform any of these Services for or instead of you.

(b) The Company acknowledges that you may be employed by another company, may serve on other boards of advisors or directors, and may engage in any other business activity (whether or not pursued for pecuniary advantage), as long as such outside activities do not preclude your ability to serve under this agreement.

(c) You represent that, to the best of your knowledge, there are no outstanding agreements or obligations that are in conflict with any of the provisions of this agreement, and you agree to use your best efforts to avoid or minimize any such conflict and agree not to enter into any agreement or obligation that could create such a conflict, without the approval of the Company’s CEO or a majority of the Board of Directors. If, at any time, you are required to make any disclosure or take any action that may conflict with any of the provisions of this agreement, you shall promptly notify the CEO or the board of such obligation, prior to making such disclosure or taking such action.

(d) Except as set forth in Section 2(b), you will not engage in any activity that creates an actual conflict of interest with the Company or serve in similar capacity to a direct competitor to the Corporation. Regardless of whether such activity is specifically prohibited by the Company’s conflict of interest guidelines or this agreement, and you agree to notify the Board of Directors before engaging in any activity that creates a potential conflict of interest with the Company.

3. Term. This agreement shall commence as June 1, 2025, and shall continue so long as you remain a member of the Board of Advisors of the Company. However, the indemnity provisions of this agreement shall apply to any claims or expenses made for acts committed while you were on the Board of Advisors of the Company, even though you may no longer serve in that capacity.

4. Compensation. In consideration of the Services to be rendered under this Agreement, the Company agrees to grant you options to purchase 100,000 shares of Corporation’s common stock (the “Option Shares”), at an exercise price of $0.01 per share (the “Options”), which shall expire ten years from the date of this agreement.

(a) The Options shall be issued as Incentive Stock Options under, and be otherwise subject to the terms and conditions of, the Company’s 2018 Stock Incentive Plan (the “Plan”) and the Company’s standard Stock Option Agreement, as modified by this agreement. During the term of this agreement, you may be granted additional stock options or other equity rights, as determined by Corporation’s Compensation Committee, in its sole discretion.

(b) The Options shall be fully vested on the date of grant.

(c) When the Options expire, any unexercised Options can no longer be exercised in whole or in part.

5. Meetings. The Board of Advisors requires you to attend either one (1) hour per month or three (3) hours per quarter.

6. Expenses. You shall be entitled to receive reimbursement for reasonable expenses that are incurred by you and that are necessary for the performance of your duties to the Company. Expenses may be reimbursed by the Company on presentation of an invoice or voucher indicating the amount of the expense, the nature of the expense and the business purposes involved. The expenses anticipated include (i) transportation costs, including one round-trip business class airline ticket, between your home and the location of any meeting of the advisory board, stockholders or committee that you are required to attend, (ii) lodging expenses and a U.S. $500.00 per diem to cover meals and other incidental expenses of attending meetings, and (iii) reasonable telephone costs, postage and photocopy charges. The Company may advance to you the anticipated expenses for attending any meeting. Unless otherwise agreed to in advance by the Company, the Company will book and pay directly the charges for your airline tickets and hotel room.

7. Indemnity. The Company agrees to indemnify you and hold you harmless for any acts or decisions made by you in good faith while performing Services for the Company. The Company agrees to provide to you the full amount of indemnification which is now or subsequently authorized by law. However, the Company shall not be required to indemnify you for any acts or decisions where indemnification would be prohibited by law. The Company shall advance or reimburse reasonable expenses and attorney’s fees to you in any proceeding in which you are named a party. This agreement shall not limit any other indemnification that may be granted to you by the Certificate of Incorporation, bylaws or corporate resolutions of the Company.

8. D&O Insurance. The Company agrees that it will use its best efforts to obtain and maintain in effect directors and officers’ liability insurance at a reasonable cost, which shall include coverage for you, so as to protect the directors of the Company against claims and expenses from potential lawsuits. The Company’s obligation to indemnify you under Section 7 shall not, however, be reduced or limited, irrespective of whether the Company has obtained such insurance.

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9. Consulting Services. The Company may desire to retain you as a third-party consultant to perform consultancy and advisory services above and beyond those services and functions relating to your advisory board functions and responsibilities relating to specific projects as determined by management and/or the Board of Directors. All fees and expenses relating to such consultancy engagements shall be compensated according to reasonable and acceptable standards of the industry.

10. Biographical Information. Within 15 days of the date of this agreement, you shall provide the Company with (i) a complete curriculum vitae and (i) a condensed business biography of two to three paragraphs. You consent to the Company providing copies thereof to its investors, customers, vendors, agents, consultants and others in connection with the Company’s business.

11. Proprietary Information. You shall maintain in confidence and shall not, directly or indirectly, disclose or use, either during or after the term of this agreement, any Proprietary Information (as defined below), confidential information or trade secrets belonging to the Company, whether or not it is in written or permanent form, except to the extent necessary to perform the Services, as required by a lawful government order or subpoena, or as authorized in writing by the Company. These nondisclosure obligations also apply to Proprietary Information belonging to customers and suppliers of the Company and other third parties learned by you as a result of performing the Services. “Proprietary Information” means all information pertaining in any manner to the business of the Company, unless: (i) the information is or becomes publicly known through lawful means or is required to be disclosed to any court or governmental authority; (ii) the information was part of your general knowledge prior to your relationship with the Company; or (iii) the information is disclosed to you without restriction by a third party who rightfully possesses the information and did not learn of it from the Company.

12. Notices. Any notice, demand or request that is made pursuant to this agreement shall be made in writing and shall be deemed to have been given at the time when sent by email to the following address or when mailed by airmail, postage prepaid, addressed as follows:

If to you, at the address set forth above, or by email to bjy@yankowitzlaw.com.

If to the Company, to:

RocketFuel Blockchain Company

201 Spear Street, Suite 1100

San Francisco, CA 94105

Attn: Peter M. Jensen

Email: p.jensen@rocketfuel.inc

You or the Company may change the address or facsimile number given in this Section 12 by sending proper notice to the address shown.

13. Successors and Assigns. This agreement shall be binding on and inure to the benefit of the Company, its successors and assigns, including, without limitation, any other corporation, entity or individual that may acquire all or substantially all of the Company’s assets, stock or business, or into which the Company may be merged or consolidated. This agreement shall be binding on and inure to the benefit of you and your heirs and legal representatives.

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14. Applicable Law. This agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

15. Severability. If any provision of this agreement is determined to be unenforceable, it shall not affect the remainder of the agreement, and any such unenforceable provision shall be severed from the agreement and stricken.

16. Amendment. This agreement may not be amended orally, but only in writing signed by each of the parties to this agreement.

If you agree to the foregoing, please so indicate by signing and returning to the Company a copy of this agreement.

Sincerely,

Peter M. Jensen, CEO

AGREED TO AND ACCEPTED:

Bennett J. Yankowitz

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